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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
001-09100

FORM 12b-25

NOTIFICATION OF LATE FILING

CUSIP NUMBER
383485109

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period
Ended: **January 31, 2009**

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: **Not applicable.**

PART I
REGISTRANT INFORMATION

Gottschalks Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

7 River Park Place East

Address of Principal Executive Office *(Street and Number)*

Fresno, California 93720

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
    (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As described below, the registrant is not in a position to file its annual report on Form 10-K for the year ended January 31, 2009 (the "Form 10-K"), in a timely manner.

On January 14, 2009, the registrant filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (administered under Case No. 09-10157). Since that time, the registrant has been immersed in bankruptcy-related matters. In addition, the Chapter 11 proceedings created obligations for the registrant to file monthly operating reports with the Bankruptcy Court. As a result of the effort required to address and analyze these matters, the registrant has not completed the financial statements and other disclosures for the Form 10-K at this time. In addition, the registrant anticipates that it will not be able to complete its financial statements and file the Form 10-K by May 15, 2009. The registrant cannot make any assurance as to when, if ever, it will complete and file the Form 10-K.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

J. Gregory Ambro	**(559)**	**434-4800**
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

              ☒Yes   ☐No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              ☒ Yes   ☐ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV, Item (3) Explanation

The registrant anticipates that there will be a significant change in results of operations for the fiscal year ended January 31, 2009 ("fiscal 2008"), as compared to the prior fiscal year ended February 2, 2008 ("fiscal 2007"). The registrant anticipates specifically that the results will reflect an operating loss and a net loss for fiscal 2008 that could be significantly greater than in fiscal 2007 due, in part, to a substantial decline in sales; potential asset impairment charges; the results of certain potential and on-going liquidation sales; increased professional fees and costs related to the registrant's Chapter 11 proceedings. Because of the on-going work associated with the Chapter 11 proceedings, the registrant is currently unable to provide a reasonable estimate of its results of operations for fiscal 2008.

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25 may be deemed to be forward-looking statements under federal securities laws and the registrant intends that such forward-looking statements be subject to the safe-harbor created thereby. Forward-looking statements reflect management's current views of future events and financial performance that involve a number of risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, developments in the registrant's Chapter 11 proceedings, the results of certain potential and on-going liquidation sales and other matters. The registrant does not presently intend to update these statements and undertakes no duty to any person to effect any such update under any circumstances.

Gottschalks Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2009   By: /s/ J. Gregory Ambro
                                          J. Gregory Ambro
                                          Executive Vice President and Chief Operating Officer